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                             LETTER TO STOCKHOLDERS
                                                                       EXHIBIT 1

                       COMPUTER MANAGEMENT SCIENCES, INC.

                                                                February 9, 1999

Dear Fellow Shareholder:

      We are pleased to inform you that Computer Management Sciences, Inc. ("CMSI" or the "Company") has entered into an agreement with Computer Associates International, Inc. ("CAI"), pursuant to which a wholly owned subsidiary of CAI has commenced a tender offer today to purchase all the outstanding common stock of CMSI for $28 per share, net to the seller in cash. Under the agreement, the tender offer, if consummated, will be followed by a merger in which any remaining shares of CMSI common stock will be acquired for $28 per share, net to the seller in cash, or any higher price paid per share pursuant to the tender offer, and the Company will become a wholly owned subsidiary of CAI.

      Your Board of Directors ("Board") unanimously has determined that the tender offer and the merger are fair to, and in the best interest of, the Company's shareholders, has approved the offer and the merger, and recommends that shareholders accept the offer and tender their shares pursuant to it. In addition to the benefit of this transaction to our shareholders, we believe that the combination will benefit greatly both companies.

      In connection with the transaction, certain executive officers and directors of the Company and their affiliates have granted to CAI options to acquire the approximately 30.8% of the outstanding common stock of the Company owned by such persons, on a fully diluted basis.

      Accompanying this letter are CAI's Offer to Purchase, Letter of Transmittal, and other related documents, together with the recommendation of your Company's Board contained in the enclosed Schedule 14D-9. These documents set forth the terms and conditions of the tender offer. In determining to approve the merger agreement and the transactions contemplated by it, your Board gave careful consideration to a number of factors described in the attached
Schedule 14D-9, which has been filed by the Company with the Securities and Exchange Commission. Among other things, the Board considered the opinion of the Company's financial advisor, The Robinson-Humphrey Company, LLC, to the effect that, as of the date thereof, the consideration to be received by the shareholders in the tender offer and in the merger is fair, from a financial point of view, to them. The Schedule 14D-9 and CAI's Offer to Purchase describe in more detail the reasons for the Board's conclusions and contain other important information regarding the tender offer. The Board urges you to consider this information carefully.

      CMSI's Board, management, and employees thank you sincerely for your loyal support throughout the years. On behalf of the Board of Directors,

                                Sincerely,

                                 /S/ JERRY W. DAVIS
                                 Jerry W. Davis, Chairman of the Board and
                                 Chief Executive Officer